EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
(in thousands, except ratios)	2004	2003	2002	2001	2000
Income before income tax, minority interest and cumulative effect of accounting change	$825,620	$444,510	$286,749	$455,357	$176,432
Interest expense	94,063	64,321	54,391	56,317	81,759
Interest portion of rentals	7,134	8,908	2,575	3,919	5,776

Earnings before provision for taxes and fixed charges	$926,817	$517,739	$343,715	$515,593	$263,967

Interest expense	$94,063	$64,321	$54,391	$56,317	$81,759
Capitalized interest	2,635	2,240	4,330	6,649	3,488
Interest portion of rentals	7,134	8,908	2,575	3,919	5,776
Preferred stock dividends	—	—	—	—	1,758

Total Fixed Charges	$103,832	$75,469	$61,296	$66,885	$92,781

Ratio of Earnings to Fixed Charges	8.9	6.9	5.6	7.7	2.8